FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2014

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Report of Material Event dated June 6, 2014 regarding technology service provider

For Immediate Release

Inquiries – Please contact:
Mr. Andres Veszpremy
General Counsel
Phone :(56 2) 2351 1187
E-mail: aveszpremy@provida.cl

Santiago, Chile –June 6, 2014

A.F.P. PROVIDA S.A. (NYSE: PVD) REPORTS A MATERIAL EVENT

Today, June 6, 2014, Mr. Ricardo Rodriguez Marengo, Chief Executive Officer of AFP Provida S.A., has reported the following communication to the Superintendent of Pension (SP), to the Superintendent of Securities and Insurance (SVS) and to all the Chilean Stock Exchanges:

Pursuant to the provisions of articles 9 and 10 of Law 18,045, and General Rule No. 30 of the Securities and Insurance Superintendency, and duly empowered, I hereby inform you, as a material disclosure, that AFP Provida has carried out a private international bidding process for the provision of technology services.

In such process, AFP Provida SA sought to select a technology service provider to provide processing and data storage services ("Hosting") and migration of databases and systems related to the Central Processing Unit (“Mainframe”) and the Front-End Distributed Infrastructure of the new provider, from its current location in Mexico.

After a complete analysis, the Board of Directors of AFP Provida S.A., at its meeting held today, awarded the provision of technological services and data processing to IBM de CHILE S.A.C, under the terms established in the bidding and its offer. The most important terms include the following:

(i)	The total cost of the migration process is a one-time charge of US$14,159,211.

(ii)
In addition, an annual fee will be charged for hosting services amounting to US$2,954,089 during the first year and gradually decreasing to US$2,614,042 from the fifth year onward. These amounts may be subject to change in the event a larger number of MIPS than the number established in the bid are required in the process.

Services will be provided for a term of 132 months, which will include; (a) a transition period of a maximum of 12 months corresponding to the migration process; and (b) an operation period of 120 months.

It is important to note that the annual fee for hosting services currently awarded, compares favorably with the current annual price paid by AFP Provida to the current provider, which is US$3,170,000. The reduction of the price is based on a new model called “on demand” offered by IBM.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator
Date:	June 6, 2014	By:	/s/ Rodrigo Diaz
			Name:	Rodrigo Diaz
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	June 6, 2014	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Chief Financial Officer